FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 05-09 July 11, 2005

ELDORADO AND AFCAN SIGN DEFINITIVE AGREEMENT

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado”, the “Company” or “we”) and Afcan Mining Corporation (“Afcan”) (TSX: AFK) are pleased to announce the satisfactory completion of due diligence in connection with Eldorado’s acquisition of all of the issued and outstanding shares of Afcan, which was previously announced on May 31, 2005.  A special committee of independent directors of Afcan recommended that Afcan’s Board of Directors approve the transaction.  The Board of Directors of each company have unanimously approved the acquisition and the companies have signed a definitive agreement (the “Agreement”) dated July 8, 2005 governing the acquisition.

A Special Meeting of the Afcan shareholders and warrant holders is scheduled to be held September 8, 2005.  The transaction is expected to close on September 16, 2005 and remains subject to the approval of Afcan shareholders and warrant holders, court approval and regulatory approval.

Under the terms of the Agreement, Afcan shareholders will receive one common share of Eldorado for every six and one-half (6.5) common shares of Afcan.  Based on the 30-day volume weighted average trading price for Eldorado common shares on the Toronto Stock Exchange as of May 30, 2005 of Cdn$2.88, the transaction values each Afcan share at Cdn$0.44, a premium of 25% to Afcan shareholders based on Afcan’s 30-day volume weighted average trading price.  Eldorado will issue approximately 20.4 million common shares under the transaction such that at closing it will have approximately 296.9 million common shares outstanding.  In addition, Eldorado will issue one Eldorado warrant for every 6.5 outstanding Afcan warrants.  Each Eldorado warrant will have an exercise price equal to 6.5 times the exercise price of the Afcan warrant in respect of which such Eldorado warrant was exchanged and will have a term to expiry which is the same as such Afcan Warrant.  All other terms and conditions of the Eldorado warrants will be substantially similar to those of the Afcan warrants.

The Agreement also provides that the Company will make a credit facility available to Afcan in the amount of US$15 million.  Loans under the facility shall bear interest at a rate equal to LIBOR plus 3% per annum.  Proceeds of the credit facility will be used primarily to fund the Tanjianshan Gold Project in Qinghai Province in Western China (the “Tanjianshan Project”) and the Company’s obligations relating to the acquisition of the Tanjianshan Project.  The Board of Directors of each company has approved and executed a term sheet relating to the credit facility, and, pursuant to the term sheet, Eldorado and Afcan will enter into a definitive loan agreement over the next few weeks.  The credit facility is subject to early termination if the acquisition transaction does not close as contemplated.

Afcan is an emerging gold developer that owns an 85% interest in the Tanjianshan Project.  The transaction will join Eldorado’s development, operations and financial strength with Afcan’s high quality Tanjianshan development and exploration project to create one of the leading foreign gold developers in China.

Paul Wright, Eldorado’s President & Chief Executive Officer said “We are pleased that the transaction has been well received by the market and by shareholders of both companies.  We are well underway and are confident that the transaction will be completed in a timely and cooperative manner.”

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. Eldorado’s international expertise in mining, finance and project development, together with highly skilled and dedicated staff, is well positioned to grow in value as the Company creates and pursues new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made in this release are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the anticipated benefits of the proposed business combination, estimates relating to mineral reserves, future gold production and mine life, and other statements regarding future events on the Company’s or Afcan’s  properties, or otherwise relating to the Company or Afcan.  Forward-looking statements are subject to a variety of risks and uncertainties including but not limited to gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form,  Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).

The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Dawn Moss

Eldorado Gold Corporation

Phone: 604.601.6655  or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email earlp@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

David Netherway, President &

Afcan Mining Corporation

Chief Executive Officer

141 Adelaide Street West

Phone: 416-360-3404

Suite 850

Benoit LaSalle, Chairman

Toronto, Ontario M5H 3L5

Phone: 514-744-4408

Website: www.afcan-mining.com

Email info@afcan-mining.com